SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 8, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 8, 2004

* Print the name and title of the signing officer under his signature
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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.anooraqresources.com

ANOORAQ - PELAWAN COMBINATION RECEIVES KEY SOUTH AFRICAN APPROVAL

June 8, 2004 , Vancouver , BC . Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture - ARQ; AMEX - ANO) and Tumelo Motsisi, Chairman of Pelawan Investments (Proprietary) Limited ("Pelawan") are pleased to announce that a significant milestone has been achieved in the transaction with Pelawan, whereby Anooraq will acquire Pelawan's 50% participation interest in the Ga-Phasha Platinum Group Metals ("PGM") Project (the "Ga-Phasha Project"), a 50/50 joint venture (pursuant to an existing agreement-in-principle) between Pelawan and Anglo Platinum. The Ga-Phasha Project is an advanced-stage PGM prospect located on the Eastern Limb of the Bushveld Complex, approximately 250 kilometres northeast of Johannesburg, South Africa.

The Anooraq-Pelawan transaction is a reverse takeover (the "RTO"), as more fully described in the Anooraq-Pelawan Joint News Release dated January 21, 2004 and Anooraq News Releases dated January 23 and April 20, 2004.

The significant milestone is that Pelawan has now received conditional approval from the Exchange Control department of the South African Reserve Bank ("SARB") to complete the RTO. Pelawan received SARB approval after a lengthy application process to relevant South African authorities over the last five months. SARB approval for implementation of the RTO has been granted subject to certain conditions. The management of both Pelawan and Anooraq have agreed that the SARB conditions are mutually acceptable and look forward to implementing the RTO.

The go-ahead from SARB clears the way for Anooraq to become the first offshore-listed Black Economic Empowerment ("BEE") company, marking a seminal event in the history of the South African mining sector.

The Hon. Minister of Minerals and Energy - Government of the Republic of South Africa, Ms Phumzile Mlambo-Ngcuka in commenting on SARB approval said:

"This is a further milestone for meaningful BEE participation within the South African mining sector. I, together with my department, am very pleased with this announcement and look forward to the development of a new independent BEE operational and sustainable mining house in South Africa, in line with our principal strategy envisaged through the Mineral and Petroleum Resources Development Act and its associated Charter. We wish Pelawan and Anooraq the best of luck in their endeavours, which we will monitor with great interest."

The combination of Pelawan and its Ga-Phasha Project interest on the Eastern Limb with Anooraq and its extensive mineral property interests on the Northern and Western Limbs of the Bushveld Complex will create a PGM company with significant North American and South African mining expertise and PGM assets on the Bushveld Complex, the world's premier PGM environment. Anooraq will become a qualified BEE company, as required for development of new mines under the Mineral and Petroleum Resources Development Act. Achieving BEE status in South Africa and, at the same time, being solidly tied in with North American financial markets positions Anooraq to become a leading PGM company.

Based on the progress to date, it is expected that the RTO will be successfully completed by no later than the end of the third quarter of 2004. Completion of the RTO is subject to a number of conditions precedent, including but not limited to approvals by the shareholders of both Pelawan and Anooraq and completion of a comprehensive development and operating joint venture agreement and a shareholders agreement with Anglo Platinum for the Ga-Phasha Project. These negotiations are well advanced and anticipated to conclude shortly.

For further details on Anooraq and its properties in South Africa, please visit the company's website at www.anooraqresources.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. The American Stock Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BMO Nesbitt Burns, subject to completion of satisfactory due diligence, has agreed to act as sponsor to Anooraq Resources Corporation in connection with the transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.